28 May 2002
Number: 31/02

BHP BILLITON EXTENDS COPPER PRODUCTION CUTS

BHP Billiton Base Metals today announced it would extend the copper production cuts announced by the Group last year, following a market review that determined an absence of market demand for additional copper in the short term.

On November 8 2001, in response to deteriorating market conditions, BHP Billiton Base Metals detailed a 170 000 tonne reduction in copper production to be delivered in the form of a constrained production program at Escondida, and the temporary closure of the sulphide operation at Tintaya.

The extension of the production cuts effectively removes an additional
80 000 tonnes of copper production from Escondida through the end of this calendar year. Combined with the previously announced 170 000 tonne cut, this brings the total reduction in copper production to approximately
250 000 tonnes for the period of November 2001 through December 2002.

President BHP Billiton Base Metals, Brad Mills,  today said:
"It has become apparent that although total world copper production has decreased, demand has failed to pick up substantially. Stocks have continued to grow at a significant rate through the first half of the year. On May 15, 2002, combined LME-COMEX-Shanghai stocks stood at 1 493 392 tonnes compared to warehouse stocks of 985 549 tonnes on November 9, 2001, when the original production cuts were announced."

Mr Mills continued: "Although leading indicators suggest that demand should begin to improve, the current physical market continues to be weak. At the time of announcing the original production cuts, it was made clear we would continue to monitor the market conditions and would review our operating strategy accordingly, midway through this calendar year."

At Tintaya, the sulphide operation, which is capable of producing
90 000 tpa of copper in concentrate, will remain closed until at least January 2003. BHP Billiton will continue to mitigate the impact of the temporary closure on the workforce through the extension of partial employment arrangements.

The Tintaya oxide plant, which commenced commissioning in April 2002, will continue to produce high quality, low cost cathode at the rate of 34 000 tpa.

At Escondida, the mine will continue its constrained operating strategy through to at least the end of calendar 2002 and will take this opportunity to undertake optimising modifications to the existing concentrator.
The net result is that Escondida copper production for calendar 2002 will be slightly less than calendar 2001, despite the start up of Escondida Phase 4 in September 2002.

Mr Mills said: "Looking forward to calendar 2003, if market conditions warrant, BHP Billiton will be in a position to respond to real increases in demand by operating Escondida and Tintaya at full capacity.
Post Phase IV commissioning, Escondida's capacity will increase to 1.2 Mtpa over the next 5 years, and Tintaya's capacity including cathode production, will increase to 124 000 tpa.

"To meet medium term demand, we continue to advance the final phases of the expansion of Escondida, through the Norte and Sulphide Leach projects. These expansions will be managed to maintain Escondida production at approximately 1.2 Mtpa for many years to come."

BHP Billiton Base Metals will also continue to expand its production base as the market allows. The Spence project is one of the most attractive major developments currently available today and will result in an additional 210 000 tpa of copper cathode with a C1 cost of around 35c/lb.

Further information can be found on our Internet site:
http://www.bhpbilliton.com



Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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